Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 22, 2026	Financial Contact: Sanjiv Gupta, 612-623-6129 Media Contact: Kirstie L. Foster, 612-623-6249 Kirstie_L_Foster@graco.com

Acquisitions Drive Sales Growth
MINNEAPOLIS (April 22, 2026) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 27, 2026.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 27, 2026	Mar 28, 2025	% Change
Net Sales	$540.1	$528.3	2%
Operating Earnings	137.8	144.0	(4)%
Net Earnings	118.5	124.1	(5)%
Diluted Net Earnings per Common Share	$0.70	$0.72	(3)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$111.8	$120.5	(7)%
Diluted Net Earnings per Common Share, adjusted	$0.66	$0.70	(6)%
(1) Excludes the impact of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the first quarter increased 2 percent, with 5 percentage points of sales growth from acquired operations and 3 percentage points of sales growth from the effects of changes in currency translation rates. Sales growth for the quarter was partially offset by a 6 percentage point organic decline.
•The gross margin rate was lower than the first quarter last year, primarily due to unfavorable product and channel mix and lower margin rates of acquired operations. Price realization was able to mostly offset the impact of incremental tariffs of $7 million.
•Operating expenses increased 7 percent, including 4 percentage points from acquired operations and 3 percentage points from the effects of currency translation.
•Operating earnings decreased 4 percent, due to a lower gross margin rate and increased expenses.
•Net earnings decreased 5 percent for the first quarter. Adjusted net earnings decreased 7 percent, driven by lower operating earnings and a prior year gain from the sale of a former manufacturing and distribution facility in Switzerland that did not repeat.

"Sales increased 2 percent in the quarter, with contributions from acquired businesses offsetting organic revenue declines," said Mark Sheahan, Graco’s President and Chief Executive Officer. "In the Contractor segment, demand in infrastructure-related markets continued to be strong and resilient while residential construction activity remained soft. Industrial segment results were impacted by the timing of completion of

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powder finishing systems and other project activity. Despite a slower start to the year, incoming order rates improved as we progressed throughout the quarter."

Consolidated Results

Net sales for the first quarter increased 2 percent from the comparable period last year. First quarter net sales increased 3 percent in the Americas (3 percent at consistent translation rates), increased 4 percent in EMEA (decreased 5 percent at consistent translation rates), and decreased 5 percent in Asia Pacific (8 percent at consistent translation rates). Changes in currency translation rates increased net sales by approximately $17 million for the first quarter. Acquired operations contributed $26 million of sales growth for the first quarter.

The first quarter gross margin rate was lower than the first quarter last year, primarily due to unfavorable product and channel mix and lower margin rates of acquired operations. Price realization was able to mostly offset the impact of incremental tariffs of $7 million.

Total operating expenses for the first quarter increased $9 million (7 percent), including approximately $5 million (4 percentage points) from acquired operations and $4 million (3 percentage points) from the effects of currency translation.

Other non-operating income for the first quarter decreased $5 million compared to the same period last year due to a prior year gain from the sale of a former manufacturing and distribution facility in Switzerland that did not repeat.

The effective income tax rate was 15 percent for the quarter, down approximately 3 percentage points from the first quarter last year. The decrease was due primarily to an increase in excess tax benefits related to stock option exercises. Adjusted to exclude the impacts of excess tax benefits from stock option exercises (see Financial Results Adjusted for Comparability below), the adjusted effective income tax rate of 20 percent was comparable to the same period last year.

Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Contractor	Industrial	Expansion Markets
Net Sales (in millions)	$260.0	$240.4	$39.7
Percentage change from last year
Sales	2%	4%	(4)%
Operating earnings	0%	(5)%	(4)%
Operating earnings as a percentage of sales
2026	24%	32%	24%
2025	24%	34%	24%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(2)%	4%	1%	3%
EMEA	(6)%	0%	9%	3%
Asia Pacific	(12)%	0%	5%	(7)%
Consolidated	(4)%	3%	3%	2%

Contractor segment net sales increased 2 percent for the first quarter compared to the same period last year. Incremental sales from acquired operations and favorable changes in currency translation rates were partially offset by continued weakness in the worldwide construction markets. The operating margin rate was flat as price realization offset higher product costs, including increased tariff costs of $4 million.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	1%	6%	1%	8%
EMEA	(22)%	18%	10%	6%
Asia Pacific	(12)%	1%	2%	(9)%
Consolidated	(8)%	8%	4%	4%

Industrial segment sales growth for the first quarter included $20 million (8 percentage points) from acquired operations, which more than offset the impact of the timing of finishing system sales and other project activity compared to the first quarter last year. Higher product costs, including increased tariff costs of $3 million, and unfavorable product and channel mix drove a 2 percentage point decline in the operating margin rate for the quarter.

Components of net sales change by geographic region for the Expansion Markets segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	(15)%	0%	0%	(15)%
EMEA	(6)%	0%	2%	(4)%
Asia Pacific	28%	0%	0%	28%
Consolidated	(5)%	0%	1%	(4)%

Net sales for the first quarter in the Expansion Markets segment decreased 4 percent, primarily due to lower semiconductor application sales in the Americas. The decline in sales volume was offset by lower expenses and an improved gross margin rate, resulting in an operating margin rate that was comparable to the same period last year.

Outlook
"We are maintaining our 2026 revenue guidance of low single-digit organic growth on a constant-currency basis and mid-single-digit growth including the expected sales from acquisitions," said Sheahan. "Housing related markets remain challenged, especially in the Americas, but we are seeing pockets of growth across a range of industrial applications. While organic sales declined in the quarter due to timing of powder equipment

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project activity, organic order backlog increased 13% from the end of 2025, driven by strong order cadence as we exited the quarter. This momentum reinforces our confidence in maintaining our full‑year outlook."

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Financial Results Adjusted for Comparability
Excluding the impact of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of earnings before income taxes, income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 27, 2026	Mar 28, 2025
Earnings before income taxes	$140.1	$151.5

Income taxes, as reported	$21.6	$27.4
Excess tax benefit from option exercises	6.7	3.6
Income taxes, adjusted	$28.3	$31.0

Effective income tax rate
As reported	15.4%	18.1%
Adjusted	20.2%	20.5%

Net Earnings, as reported	$118.5	$124.1
Excess tax benefit from option exercises	(6.7)	(3.6)
Net Earnings, adjusted	$111.8	$120.5

Weighted Average Diluted Shares	168.3	171.6
Diluted Earnings per Share
As reported	$0.70	$0.72
Adjusted	$0.66	$0.70

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2025 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial, industrial and construction activity worldwide; changes in currency translation rates; international and domestic instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; inflationary cost pressures and our ability to raise prices without decreasing demand for our products; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence and other emerging technologies; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and

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acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax or tariff rates or the adoption of new tax or tariff legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2025 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2025 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 23, 2026, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 27, 2026	Mar 28, 2025
Net Sales	$540,144	$528,284
Cost of products sold	259,503	250,551
Gross Profit	280,641	277,733
Product development	19,974	19,375
Selling, marketing and distribution	70,019	67,211
General and administrative	52,873	47,134
Operating Earnings	137,775	144,013
Interest expense	836	713
Other (income) expense, net	(3,149)	(8,174)
Earnings Before Income Taxes	140,088	151,474
Income taxes	21,582	27,373
Net Earnings	$118,506	$124,101
Net Earnings per Common Share
Basic	$0.72	$0.74
Diluted	$0.70	$0.72
Weighted Average Number of Shares
Basic	165,632	168,560
Diluted	168,334	171,581

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 27, 2026	Mar 28, 2025
Net Sales
Contractor	$259,981	$255,032
Industrial	240,412	231,653
Expansion Markets	39,751	41,599
Total	$540,144	$528,284
Operating Earnings
Contractor	$62,235	$61,930
Industrial	75,807	79,595
Expansion Markets	9,644	10,065
Unallocated corporate (expense)	(9,911)	(7,577)
Total	$137,775	$144,013